UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Strategic Acquisitions, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

86269D 10 6

(CUSIP Number)

NextCoal International, Inc.

1459 Shunpike Road

Cambridge, NY 12816

(802) 375 7504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 86269D 10 6	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NextCoal International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,000, common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 875,000 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8% of common stock(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 86269D 10 6	Schedule 13D	Page 3 of 6

1) Percentage of total voting power represents voting power with respect to all shares of the Common Stock (2,515,000 common shares issued and outstanding), as a single class. Shares issued and outstanding as described in Item 5 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on October 11, 2017, plus the 625,000 shares that were issued on October 13, 2017 to NextCoal International, Inc.

Preamble

This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Strategic Acquisitions, Inc. (the “Issuer”), and amends the Schedule 13D originally filed by NextCoal International, Inc. (the “Reporting Person”) with the U. S. Securities and Exchange Commission (the “SEC”) on January 9, 2017 (as so amended, the “Schedule 13D”). The original Schedule 13D disclosed that the Reporting Person recently purchased 125,000 Common Shares from the Issuer, Amendment No. 1 disclosed that the Reporting Person purchased an additional 125,000 Common Shares from the Issuer whereby the Reporting Person now owns 875,000 Common Shares of the Issuer. All shares were purchase for $0.40 per share.

Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.		Security and Issuer
	(a)	Name of Issuer:
Strategic Acquisitions, Inc., a Nevada corporation (the "Issuer").
	(b)	Address of Issuer’s Principal Executive Offices:
2 Gold St – PH 12, New York, NY 10038

Item 2.		Identity and Background.
	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship: USA Corporation

NextCoal International, Inc., 1459 Shunpike Road Cambridge, NY 12816

Item 3. Source and Amount of Funds or Other Consideration.

On or about October 12, 2017, the Reporting Person purchased 625,000 Common Shares for $250,000 directly from the Strategic Acquisitions, Inc. The funds came from the bank account of NextCoal Interntional, Inc.

On

CUSIP No. 86269D 10 6	Schedule 13D	Page 4 of 6

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business. The unregistered restricted Common Shares were purchased as part of a Private Placement. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Rule 506.

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned:

As of the close of business on October 4, 2017, NextCoal International, Inc., a Wyoming corporation, beneficially owns 250,000 shares of the Issuer's Common shares. Jonathan Braun is the President of NextCoal International, Inc. He has the ultimate voting control over the shares held by this entity. The Reporting Person previously owned 125,000 acquired in a private transaction on or about December 30, 2016 and on September 28, 2017, entered into a Securities Purchase Agreement with the Issuer to purchase an additional 250,000 Common Shares directly from Strategic Acquisitions, Inc. for $50,000, which represents a price of $0.40 per share of Common Stock.

(b) Percent of Class:

As of the close of business on October 13, 2017, NextCoal International, Inc., a Wyoming corporation, beneficially owns 34.8% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 2,515,000 issued and outstanding Common shares. Percentage of Total Voting Power is calculated based on 2,515,000 Common shares issued and outstanding. This was reported in the Issuer’s Current Report on Form 8-Q filed with the SEC on October 11, 2017, plus the shares that were purchased from the Issuer on October 13, 2017.

CUSIP No. 86269D 10 6	Schedule 13D	Page 5 of 6

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on such reporting person’s cover page hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 86269D 10 6	Schedule 13D	Page 6 of 6

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Securities Purchase Agreement between NextCoal International, Inc. and Strategic Acquisitions, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

NextCoal International, Inc.

October 13, 2017	By:	/s/ Jonathan Braun
Jonathan Braun
President